EXHIBIT 99.64

February 23, 2011	News Release 11-09

Snowfield Resources Increase

Vancouver, British Columbia (February 23, 2011) – Pretium Resources Inc. (TSX: PVG) (“Pretivm”) is pleased to report mineral resources at its wholly-owned Snowfield Project of 25.9 million ounces of Measured and Indicated gold resources and 9.0 million ounces of Inferred gold resources at a cut-off grade of 0.30 grams of gold-equivalent per tonne.  The Snowfield Project is located 65 kilometers north of the town of Stewart, British Columbia.

Silver, copper, molybdenum and rhenium mineral resources at the Snowfield Project now total:

•	Silver resources of 75.8 million ounces of Measured and Indicated resources and 51.0 million ounces of Inferred resources;
•	Copper resources of 2.98 billion pounds of Measured and Indicated resources and 1.10 billion pounds of Inferred resources;
•	Molybdenum resources of 258.3 million pounds of Measured and Indicated resources and 127.7 million pounds of Inferred resources; and
•	Rhenium resources of 22.5 million ounces of Measured and Indicated resources and 11.5 million ounces of Inferred resources.

Snowfield and Brucejack

With the mineral resource estimate for Snowfield (summarized in Table 1) and the recently announced mineral resource estimate for the Brucejack Project (see news release dated February 22, 2011), bulk-tonnage gold and silver mineral resources have increased by 33% and 64%, respectively, at the combined project.  Measured and Indicated resources increased to 34.1 million ounces of gold and 191.9 million ounces of silver and Inferred resources increased to 21.7 million ounces of gold and 202.2 million ounces of silver (at a cutoff grade of 0.30 grams of gold-equivalent per tonne).

Exploration expenditures at the Snowfield and Brucejack Projects during 2010 totaled approximately $21.5 million.  This translates to finding costs of $1.26 per ounce of gold-equivalent or $0.028 per ounce of silver-equivalent (equivalent based on gold and silver only and a gold/silver ratio of 45).

Table 1: Snowfield Mineral Resource Summary – February 2011(1)
(Based on a cut-off grade of 0.30 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	189.8	0.82	1.69	0.09	97.4	0.57	4,983	10,332	0.38	40.8	3.5
Indicated	1,180.3	0.55	1.73	0.10	83.6	0.50	20,934	65,444	2.60	217.5	19.0
M+I	1,370.1	0.59	1.72	0.10	85.5	0.51	25,917	75,776	2.98	258.3	22.5
Inferred (2)	833.2	0.34	1.90	0.06	69.5	0.43	9,029	50,964	1.10	127.7	11.5

(1) Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%), US$16.60/oz. silver (70%), US$3/lb. copper (70%), US$19/lb. molybdenum (60%) and rhenium US$145/oz (60%). The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
(3) Contained metal may differ due to rounding. “Moly” refers to molybdenum.  “Rhen” refers to rhenium.

Grade and tonnage estimates within the 0.3 grams of gold equivalent per tonne optimized pit shell at a cut-off grade of 0.5 grams of gold-equivalent per tonne contain 25.2 million ounces of Measured and Indicated gold resources and 6.8 million ounces of Inferred gold resources:

Table 2: Snowfield Grade & Tonnage 0.5 g/t gold-equivalent
 Mineral Resource Summary – February 2011 (1)
(Based on a cut-off grade of 0.5 grams of gold-equivalent/tonne within the 0.3 grams of gold-equivalent/tonne optimized pit shell)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	184.2	0.83	1.71	0.09	98.6	0.58	4,940	10,109	0.37	40.0	3.4
Indicated	1,087.4	0.58	1.78	0.11	86.4	0.50	20,271	62,049	2.64	207.1	17.5
M+I	1,271.6	0.62	1.77	0.11	88.2	0.51	25,211	72,158	3.01	247.1	20.9
Inferred(2)	510.5	0.41	2.26	0.07	86.9	0.48	6,802	37,089	0.79	97.8	7.9

(1), (2) and (3), See footnotes to Table 1.

Grade and tonnage estimates within the 0.3 grams of gold equivalent per tonne optimized pit shell at a cut-off grade of 1.5 grams of gold-equivalent per tonne contain 4.4 million ounces of Measured and Indicated gold resources and 275 thousand ounces of Inferred gold resources:

Table 3: Snowfield Grade & Tonnage 1.5 g/t gold-equivalent
Mineral Resource Summary – February 2011 (1)
(Based on a cut-off grade of 1.5 grams of gold-equivalent/tonne within the 0.3 grams of gold-equivalent/tonne optimized pit shell)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	38.8	1.62	1.77	0.08	126.6	0.84	2,022	2,209	0.07	10.8	1.0
Indicated	65.7	1.14	2.31	0.20	86.0	0.55	2,411	4,887	0.29	12.5	1.2
M+I	104.5	1.32	2.11	0.16	101.1	0.66	4,433	7,096	0.36	23.3	2.2
Inferred(2)	7.1	1.21	5.72	0.29	50.9	0.51	275	1,306	0.05	0.8	0.1

(1), (2) and (3), See footnotes to Table 1.

The above mineral resource estimates were prepared by Eugene Puritch, P.Eng., F.H. Brown, M.Sc. (Eng.), CPG Pr.Sci.Nat., and Antoine Yassa, P.Geo., of P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario, independent qualified persons, as defined by National Instrument 43-101. Mr. Puritch and Brown have reviewed and approved the contents of this news release.

The Snowfield Project resources were estimated from 192 drill holes completed by Silver Standard Resources Inc. totaling 76.4 km in length. Grade capping levels were derived for each resource domain from examination of probability and capping graphs. Bulk density values were derived from a total of 601 measurements and applied per lithological unit. The Snowfield Project mineral resource estimate is contained within a volume of 15,520 million m3.

Engineering Studies

With the significant increase in bulk-tonnage resources and the definition of a high-grade resource at the Brucejack Project, Pretivm is assessing various alternatives for advancing the combined projects to pre-feasibility. Pretivm has initiated a preliminary economic assessment examining the economics of a higher grade mining operation at the Brucejack Project, which is expected to be completed in the third quarter of this year.  Concurrently, engineering studies will be advanced to optimize economics of the Snowfield Project.

About Pretivm
Pretivm is a start-up company that intends to acquire, explore and develop gold and precious metals resource properties, initially in the Americas. Pretivm has 100% interest in the Snowfield and Brucejack Projects in northern British Columbia; combined they represent one of the largest underdeveloped gold resources in North America. Pretivm's near term objectives are to focus on the high-grade gold opportunity at Brucejack, to advance the Projects to pre-feasibility and to explore for and acquire other precious metal resource properties.

For further information, please contact:

Robert Quartermain	Joe Ovsenek
Chief Executive Officer and President	Chief Development Officer &
Vice President
Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC  V6C 3P1
Tel: 604.558.1784
Fax: 604.558.4784
invest@pretivm.com
www.pretivm.com
 (SEDAR filings: Pretium Resources Inc.)

Forward Looking Statement: This Press Release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final prospectus (Pretium Resources Inc.) filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Qualified Person

Kenneth C. McNaughton, M.A.Sc., P.Eng., is the Qualified Person (QP) for Pretium Resources Inc. and is responsible for the Snowfield and Brucejack Project exploration programs and has verified and supervised the preparation of the exploration data. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

The TSX has neither approved nor disapproved of the information contained herein.